Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

March 31, 2016

Ms. Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Shineco, Inc.

Comment Letter Dated March 29, 2016 regarding

Registration Statement on Form S-1

File No. 333-202803

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated March 29, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 7 to the captioned Registration Statement (the “Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Exhibit 10.69

1.	Please revise to file an executed copy of the agreement containing signatures or conformed signatures or advise.

We have filed an executed copy of Exhibit 10.69, the Escrow Deposit Agreement, containing conformed signatures.

Thank you in advance for your assistance in reviewing this response and the Amendment to the Registration Statement on Form S-1.

Ms. Susan Block, Assistant Director

March 31, 2016

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang
Yuying Zhang

Chief Executive Officer